(Formerly Cream Minerals Ltd.)

(An exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of

Agave Silver Corp. (formerly Cream Minerals Ltd.)

(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Agave Silver Corp. (formerly Cream Minerals Ltd.), which comprise the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in (deficiency) equity and cash flows for each of the years in the three year period ended March 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Agave Silver Corp. as at March 31, 2014 and 2013 and its financial performance and cash flows for each of the years in the three year period ended March 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada	“Morgan LLP”

July 22, 2014	Chartered Accountants

PO Box 10007, 1488 – 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1A1

Tel: (604) 687 – 5841 Fax: (604) 687 – 0075 Email: info@morganllp.com

2

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	March 31,	March 31,
	2014	2013
		(restated)
Assets

Current Assets
Cash	$ 29,350	$ 79,464
Short-term investments	10,069	100,043
Amounts receivable and prepaid expenses (Note 5)	28,444	47,428
Total Current Assets	67,863	226,935
Non-current Assets
Deferred charge	28,125	--
Foreign value-added taxes recoverable (Note 7)	16,857	11,806
Equipment (Note 8)	4,131	8,888
Reclamation deposits	18,000	13,000
Total Non-current Assets	67,113	33,694
Total Assets	$ 134,976	$ 260,629

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 9)	$ 146,720	$ 221,072
Accounts payable, related parties (Note 10)	325,791	257,472
Total Liabilities	472,511	478,544

Deficiency
Share capital (Note 12)	33,755,285	33,066,916
Share subscription	50,000	--
Warrant reserve	341,631	2,174,973
Share-based payments reserve (Note 12)	1,376,550	2,022,465
Deficit	(35,861,001)	(37,482,269)
Total Deficiency	(337,535)	(217,915)
Total Liabilities and Deficiency	$ 134,976	$ 260,629

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on July 22, 2014 by:

/s/Ronald M. Lang                              /s/Robert Paul

Director                                                 Director

The accompanying notes are an integral part of these consolidated financial statements.

3

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

	For the years ended March 31,
	2014	2013	2012

Expenses
Consulting and director fees (Note 10)	$ 38,500	$ 85,262	$ 81,767
Exploration and evaluation costs (Notes 6, 10)	483,555	717,186	2,763,119
Foreign exchange	6,022	1,053	12,638
General and administrative (Notes 10, 11)	56,916	134,585	(8,828)
Professional fees	174,741	154,245	176,405
Salaries and benefits (Note 10)	394,530	395,947	453,463
Shareholder communications (Note 10)	95,860	193,257	522,007
Share-based payments (Note 10)	--	3,811	480,229
Loss on marketable securities	--	--	2,596
Write-down of exploration and evaluation assets (Note 6)	--	97,080	440,812
Loss Before Other Income (Expenses)	(1,250,124)	(1,782,426)	(4,924,208)
Other Income (Expenses)
Gain on sale of mineral property (Note 6)	50,000	--	--
Interest	504	3,797	40,918
Equity loss in investment in associate (Note 4)	--	(16,000)	--
Total Other Income (Expenses)	50,504	(12,203)	40,918
Net Loss and Comprehensive Loss for the Year	$ (1,199,620)	$ (1,794,629)	$ (4,883,290)

Loss per Common Share, Basic and Diluted	$ (0.06)	$ (0.12)	$ (0.32)

Weighted Average Number of Shares Outstanding – Basic and Diluted	19,913,784	15,341,780	15,211,458

The accompanying notes are an integral part of these consolidated financial statements.

4

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Consolidated Statements of Changes in (Deficiency) Equity

For the years ended March 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

	Common Shares Without Par Value		Share	Warrant Reserve	Share-based Payments Reserve	Deficit	Total (Deficiency) Equity
	Shares	Amount	Subscriptions
Balance, March 31, 2011 (Restated)	14,946,435	$ 32,110,200	$ --	$ 2,922,556	$ 2,516,251	$ (32,362,649)	$ 5,186,358
Warrants exercised	299,857	437,275	--	(85,919)	--	--	351,356
Exploration and evaluation assets
Blueberry claims	8,000	21,600	--	--	--	--	21,600
Options exercised	10,000	20,772	--	--	(8,772)	--	12,000
Options expired, unexercised	--	--	--	--	(368,813)	368,813	--
Share-based payments	--	--	--	--	480,229	--	480,229
Net loss for the year	--	--	--	--	--	(4,883,290)	(4,883,290)
Balance, March 31, 2012	15,264,292	32,589,847	--	2,836,637	2,618,895	(36,877,126)	1,168,253
Warrants exercised	269,767	477,069	--	(72,419)	--	--	404,650
Warrants expired, unexercised	--	--	--	(755,565)	--	755,565	--
Warrants, revalued	--	--	--	166,320	--	(166,320)	--
Options expired, unexercised	--	--	--	--	(600,241)	600,241	--
Share-based payments	--	--	--	--	3,811	--	3,811
Net loss for the year	--	--	--	--	--	(1,794,629)	(1,794,629)
Balance, March 31, 2013	15,534,059	33,066,916	--	2,174,973	2,022,465	(37,482,269)	(217,915)
Private Placement	10,300,000	688,369	--	341,631	--	--	1,030,000
Share subscription	--	--	50,000	--	--	--	50,000
Warrants expired, unexercised	--	--	--	(2,174,973)	--	2,174,973	--
Options expired, unexercised	--	--	--	--	(645,915)	645,915	--
Not loss for the year	--	--	--	--	--	(1,199,620)	(1,199,620)
Balance, March 31, 2014	25,834,059	$ 33,755,285	$ 50,000	$ 341,631	$ 1,376,550	$ (35,861,001)	$ (337,535)

The accompanying notes are an integral part of these consolidated financial statements.

5

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the years ended March 31,
	2014	2013	2012

Cash provided by (used in):
Operations
Net loss for the year	$ (1,199,620)	$ (1,794,629)	$ (4,883,290)
Items not involving cash
Depreciation	4,757	50,678	15,518
Gain on sale of mineral property	(50,000)	--	--
Share-based payments	--	3,811	480,229
Foreign exchange	(488)	24,329	19,749
Loss on marketable securities	--	--	2,596
Write-off of exploration and evaluation assets	--	97,080	440,812
Equity loss on investment in associate	--	16,000	--
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	18,984	40,251	(1,135)
Deferred charge	(28,125)	--	--
Foreign value-added taxes recoverable	(4,563)	461,730	(383,359)
Accounts payable and accrued liabilities	(74,352)	63,133	(94,293)
Accounts payable, related parties	60,319	342,544	(231,099)
Cash used in operating activities	(1,273,088)	(695,073)	(4,634,272)
Investing activities
Exploration and evaluation assets	--	--	(32,687)
Proceeds from sale of mineral property	50,000	--	--
Proceeds of short-term investments	90,043	75,429	4,161,906
Proceeds on sale of marketable securities	--	--	5,587
Interest on short-term investments	(69)	(43)	(429)
Reclamation bonds	(5,000)	2,000	3,000
Equipment acquisitions	--	--	(22,069)
Cash provided by investing activities	134,974	77,386	4,115,308
Financing activities
Common shares	1,030,000	404,650	363,356
Share subscriptions	50,000	--	--
Loan from related party	8,000	--	--
Cash provided by financing activities	1,088,000	404,650	363,356

Decrease in cash during the year	(50,114)	(213,037)	(155,608)

Cash, beginning of the year	79,464	292,501	448,109

Cash, end of the year	$ 29,350	$ 79,464	$ 292,501

Supplemental information

Interest paid	$ --	$ --	$ --
Income taxes paid	$ --	$ --	$ --
Non-cash portion of warrants exercised	$ --	$ 72,419	$ 85,919
Non-cash portion of options exercised	$ --	$ --	$ 8,772

The accompanying notes are an integral part of these consolidated financial statements.

6

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

Agave Silver Corp. (the “Company”, formerly Cream Minerals Ltd.) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office and principal address is #1601-675 West Hastings Street, Vancouver, B.C., Canada, V6C 1N2. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses from inception to March 31, 2014 of $35,861,001 (March 31, 2013 – $37,482,269). Additionally, the Company has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these consolidated financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

7

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(c)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances were eliminated on consolidation.

(d)	Short-term Investments

Short-term investments comprise of investments in guaranteed investment certificates due to mature within one year from the date of initial acquisition and are classified as fair value through profit or loss and recorded at fair value with realized and unrealized gains and losses reported in the consolidated statement of operations and comprehensive loss.

(e)	Cash and Cash Equivalents

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes. The Company had no cash equivalents as at March 31, 2014 and 2013.

(f)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined a impairment in value, the property is written down to its estimated recoverable amount.

8

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(g)	Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: fair value through profit or loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the statement of financial position at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Fair value through profit or loss financial assets is measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash and short-term investments as fair value through profit or loss. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors and amounts due from/to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

9

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(h)	Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(i)	Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

10

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(i)	Impairment of Tangible and Intangible Assets (Continued)

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavourable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(j)	Investment in Associate

The equity method of accounting is used to account for the Company’s investment in associate where the Company has significant influence. The investment is initially recorded at cost and is subsequently adjusted to reflect the investor’s share of the net profit or loss of the associate.

(k)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting or taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

11

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(l)	Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of operations.

(m)	Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital.

Change in Accounting Policy

Warrant/Option Reserves

The Company has re-assessed its accounting for equity-settled transactions with respect to the warrant and option reserves on expiration. The Company has previously measured warrant and options using fair value at grant date and recognised these options within warrant/share-based payments reserves. On April 1, 2013 the Company elected to change the method of accounting for warrant/share-based payments reserves so that on expiration of the warrants/options, the fair value of the warrants /options recognised at grant date is transferred to deficit. This was done to align the reserve with the number of outstanding warrants and options at year end. The financial statements have been restated to reflect this change in accounting policy.

12

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

Change in Accounting Policy (Continued)

Warrant/Option Reserves (Continued)

The impact on the Statements of Changes in (Deficiency) Equity

EQUITY (DEFICIENCY)	March 31, 2011	Change in accounting policy	March 31, 2011 (Restated)
	$	$	$
Common equity:
Issued capital	32,110,200	--	32,110,200
Warrant reserve	2,922,556	--	2,922,556
Share-based payments reserve	4,035,325	(1,519,074)	2,516,251
Deficit	(33,881,723)	1,519,074	(32,362,649)
Total shareholders’ equity	5,186,358	--	5,186,358

EQUITY (DEFICIENCY)	March 31, 2012	Change in accounting policy	March 31, 2012 (Restated)
	$	$	$
Common equity:
Issued capital	32,589,847	--	32,589,847
Warrant reserve	2,836,637	--	2,836,637
Share-based payments reserve	4,506,782	(1,887,887)	2,618,895
Deficit	(38,765,013)	1,887,887	(36,877,126)
Total shareholders’ equity	1,168,253	--	1,168,253

EQUITY (DEFICIENCY)	March 31, 2013	Change in accounting policy	March 31, 2013 (Restated)
	$	$	$
Common equity:
Issued capital	33,066,916	--	33,066,916
Warrant reserve	2,174,973	--	2,174,973
Share-based payments reserve	5,266,158	(3,243,693)	2,022,465
Deficit	(40,725,962)	3,243,693	(37,482,269)
Total shareholders’ deficiency	(217,915)	--	(217,915)

This restatement had no impact on the Company’s loss and comprehensive loss or basic or diluted loss per common share for both the current and prior years.

(n)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

13

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(n)	Share Capital (Continued)

The proceeds from the issue of the units is allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common share is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes Option Pricing Model.

(o)	Net Loss per Common Share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the period.

(p)	Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow-through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(q)	Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

14

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

(q)	Decommissioning Liabilities (Continued)

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(r)	Application of new and amended accounting standards

As of April 1, 2013, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The Company has adopted these new and amended standards without any significant effect on its financial statements.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns.

IFRS 11 Joint Arrangements and IAS 28 Investment in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for all fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes additional disclosures regarding fair value measurements.

15

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (Continued)

r)	Application of new and amended accounting standards (Continued)

Amendments to IAS 1 – Presentation of Financial Statements

Amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the financial position or financial performance of the Company.

(s) New standards not yet adopted

The following new standards, amendments to standards and interpretations have been issued but are not effective during the year ended March 31, 2014:

• IFRS 9	New financial instruments standard that replaces IAS 39 for classification and measurement of financial assets.(i)
• IAS 32 (Amendment)	New standard that clarifies requirements for offsetting financial assets and financial liabilities. (ii)
• IAS 36 (Amendment)	This amendment addresses the disclosure of information regarding the recoverable amount of impairment assets as the amount is based on fair value less costs of disposal. (ii)
• IFRIC 21	This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.(ii)

(i)	Effective for accounting periods beginning on or after January 1, 2018.
(ii)	Effective for annual periods beginning on or after January 1, 2014.

The Company anticipates that the application of these standards, amendments and interpretations will not have a material impact on the results and financial position of the Company.

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

16

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates (Continued)

a)	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 12.

b)	Going Concern

The assessment of the Company's ability raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

c)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

d)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

17

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates (Continued)

e)	Determination of Cash Generating Units

The determination of cash generating units (“CGUs”) requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks and materiality.

f)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

g)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

4.	Investment in Associate

The Company holds a one third interest in Quorum Management and Administrative Services Inc. (“Quorum”), a private company incorporated for the purpose of administering cost sharing between the Company and two other public companies related through directors in common. Under the terms of the Quorum cost sharing agreement all three companies are joint and severally liable for Quorum’s obligations. Quorum provided services on a full cost recovery basis until August 31, 2012. In September 2012, the Company took over the services that were provided by Quorum. The three public companies have deferred dissolving Quorum and intend to maintain Quorum as inactive.

During the year ended March 31, 2013, the Company recorded a $16,000 equity loss on its investment in Quorum and the Company’s investment was written off. As at March 31, 2014 and 2013, the Company has accrued its one third share of Quorum’s liabilities.

Summarized financial information in respect of the Company’s associate is set out below:

	March 31,	March 31,
	2014	2013
Total assets of associate	$172,370	$113,331
Total liabilities of associate	$(174,395)	$(169,366)
Company’s share of total liabilities of associate	$(59,456)	$(102,472)

18

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

5.	Amounts Receivable and Prepaid Expenses

	March 31,	March 31,
	2014	2013
GST/HST	$11,843	$30,268
Prepayments and other receivable	16,601	17,160
Total	$28,444	$47,428

6.	Exploration and Evaluation Assets

The Company’s exploration and evaluation assets as at March 31, 2014 and March 31, 2013 were $Nil.

	Goldsmith		Kaslo
	And Other	Manitoba	Silver	Total
	Properties	Properties,	Property,	Acquisition
	BC (a)	Manitoba (b)	BC (c)	Costs
Balance, March 31, 2011	$213,237	$270,367	$1	$$483,605
Additions	287	54,000	--	54,287
Write-downs	(213,524)	(227,287)	(1)	(440,812)
Balance, March 3l, 2012	$--	$97,080	$--	$97,080
Write-downs	--	(97,080)	--	(97,080)
Balance, March 31, 2013	$--	$--	$--	$--
Balance, March 31, 2014	$--	$--	$--	$--

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed at the end of this note.

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company held a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia. The property was written down to $Nil as there were no future plans to continue with exploration. During the year ended March 31, 2014 the claims comprising the Goldsmith and Lucky Jack properties were returned to the respective optionors.

(b)	Manitoba Properties

(i)   Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba. The property was written down to $Nil as there were no future plans to continue with exploration. During the year ended March 31, 2014, the Company sold the property for $50,000.

19

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (Continued)

(ii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target. The property is located approximately 30 km north east of Flin Flon, Manitoba.

In November 2012 the Company elected not to make the required CDN $20,000 option payment and issue 8,000 common shares to the optionor. Title to the Blueberry Property has since been transferred to the optionor. In addition, title to the Blue 1 to Blue 4 claims which were staked following the optioning of Blueberry have also been assigned to the optionor as these claims were appended to the original option agreement.

(c) Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, was written off during the year ended March 31, 2012, as there were no plans at that time to continue with exploration. During the year ended March 31, 2014 a review of geological data was completed.

(d) Nuevo Milenio Property, Nayarit, Mexico

The Company’s subsidiary holds a 100% interest in the Nuevo Milenio property located in Nayarit, Mexico. Annual property license fees payable to the Mexican government for the Nuevo Milenio property are approximately $50,000. In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property for the foreseeable future and as a result the property exploration costs were written down. In order to maintain the mineral titles in Mexico, the Company is obligated to pay the Mexican government approximately $55,000 per annum. As at March 31, 2014 the Company’s title to the Nuevo Milenio property is in good standing.

Year ended March 31, 2014	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total March 31, 2014
Incurred during the year
Geological and geophysical	$ 31,405	$ 153,009	$ 184,414
Site activities	1,060	279,513	280,573
Travel and accommodation	7,642	10,926	18,568
Total Expenses March 31, 2014	$ 40,107	$ 443,448	$ 483,555

20

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets (Continued)

Year ended March 31, 2013	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2013
Incurred during the year
Assays and analysis	$ --	$ --	$ 2,624	$ 2,624
Geological and geophysical	9,625	3,900	382,860	396,385
Site activities	9,148	35	302,995	312,178
Travel and accommodation	--	--	17,707	17,707
Government assistance	(11,708)	--	--	(11,708)
Total Expenses March 31, 2013	$ 7,065	$ 3,935	$ 706,186	$ 717,186

Year ended March 31, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2012
Incurred during the year
Assays and analysis	$ --	$ --	$ 142,656	$ 142,656
Drilling	--	--	1,997,886	1,997,886
Geological and geophysical	19,800	2,300	284,690	306,790
Site activities	3,536	--	277,023	280,559
Travel and accommodation	15,691	--	19,537	35,228
Total Expenses March 31, 2012	$ 39,027	$ 2,300	$ 2,721,792	$ 2,763,119

7.	Foreign Value-added Taxes Recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of goods and services in Mexico. These amounts are presented as a long-term asset as the Mexican authorities take longer than one year to verify the recoverable amounts and issue refunds.

8.	Equipment

	Vehicles	Office Equipment	Computer Equipment	Total
Cost
Balance, March 31, 2012	$ 89,021	$ 2,229	$ 19,938	$ 111,188
Additions (disposals)	(17,208)	--	(6,006)	(23,214)
Balance, March 31, 2013	71,813	2,229	13,932	87,974
Additions (disposals)	--	--	(3,231)	(3,231)
Balance, March 31, 2014	$ 71,813	$ 2,229	$ 10,701	$ 84,743
Accumulated depreciation
Balance, March 31, 2012	$ 37,614	$ 1,177	$ 12,831	$ 51,622
Depreciation	30,066	234	(2,836)	27,464
Balance, March 31, 2013	67,680	1,411	9,995	79,086
Depreciation	1,589	234	(297)	1,526
Balance, March 31, 2014	$ 69,269	$ 1,645	$ 9,698	$ 80,612
Carrying amounts
As at March 31, 2013	$ 4,133	$ 818	$ 3,937	$ 8,888
As at March 31, 2014	$ 2,544	$ 584	$ 1,003	$ 4,131
21

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

9.	Accounts Payable and Accrued Liabilities

	March 31, 2014	March 31, 2013
Trade payables	$ 45,302	$ 188,439
Accrued liabilities	101,418	32,633
Totals	$ 146,720	$ 221,072

10.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the years ended March 31, 2014, 2013 and 2012:

	For the years ended March 31,
	2014	2013	2012
Agave Silver Corp. Salaries and benefits* Termination benefits	$ 219,599 95,250	$ 260,790 --	$ 295,412 --
Directors fees (1) Share-based payments (1) Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	38,500 -- 119,532	83,500 -- 120,000	58,500 254,949 120,000

*A portion of these salaries and benefits were paid through Quorum.

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.

Related party balances as at March 31, 2014 and March 31, 2013 were as follows:

Balances at:	March 31, 2014	March 31, 2013
Payables: Quorum (a) Lang Mining Corporation (b) Dauntless Developments Ltd. (b) Directors and Officers (c)(d)	$ 59,456 34,180 10,373 221,782	$ 102,472 -- -- 155,000
Totals	$ 325,791	$ 257,472

(a)	Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies with common directors. Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

(b)	Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless Developments”) are private companies controlled by Frank A. Lang, who was a former director and Chairman of the Company, and owned 41% of the Company as at March 31, 2014. Ronald Lang, the President and CEO of Agave, and the son of Frank A. Lang, is President of Lang Mining and a director of Dauntless Developments. Lang Mining and Dauntless Developments provided the Company with non-interest bearing loans, with no specified terms of repayment.
22

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

10. Related Party Transactions and Balances (Continued)

(c)	The directors and officers balance includes fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

(d)	On September 27, 2013, the number of directors of the Company was fixed at three and Ronald Lang, Benjamin Ainsworth and Dr. Darryl Drummond were elected as directors.

11.	General and Administrative

	For the years ended March 31,
	2014	2013	2012
Depreciation	$ 2,978	$ 2,978	$ 2,382
Office and administration	52,533	131,315	139,690
Credit for Quorum fees*	--	--	(218,144)
Travel and conferences	1,405	292	67,244
Totals	$ 56,916	$ 134,585	$ (8,828)

*Accruals for office and administration expenses provided by Quorum related to prior periods were adjusted in this period.

12.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

25,834,059 common shares at March 31, 2014 (March 31, 2013 – 15,534,059).

Effective October 3, 2013, the Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. All periods presented have been retrospectively adjusted to reflect this consolidation.

Financings

During the year ended March 31, 2014 the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model with the following assumptions: weighted average risk free interest rate of 1.08-1.18%, volatility factors ranging from 135.38% to 136.66% and an expected life of two years.

23

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

12.	Share Capital (Continued)

The Company has received $50,000 towards a private placement share subscription from an insider of the Company. The subscription is for 500,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing.

Stock options

On September 27, 2013 the shareholders approved an amendment to the Company’s stock option plan (“the Plan”) to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company. The Plan provides for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

The number of shares which may be issuable under the Plan and all of the Company’s other previously established or proposed share compensation arrangements, in any 12 month period:

(a)          to any one person shall not exceed 5% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;

(b)          to insiders as a group shall not exceed 10% of the total number of issued and outstanding shares on the grant date on a non-diluted basis, unless the Company has obtained disinterested shareholder approval to exceed such limit;

(c)           to any one consultant shall not exceed 2% of the total number of issued and outstanding shares on the grant date on a non-diluted basis; and

(d)          to all eligible persons who undertake investor relations activities shall not exceed 2% in the aggregate of the total number of issued and outstanding shares on the grant date on a non-diluted basis.

During the year ended March 31, 2012 the Company granted 230,000 stock options. Of this amount, 60,000 stock options were granted to an employee, 50,000 stock options were for investor relations services, and 120,000 were granted to directors of the Company. The fair value of the options was estimated at $307,978. No stock options were granted during the years ended March 31, 2014 or 2013.

The Black-Scholes option-pricing model assumptions used were:

	Years ended March 31,
	2013	2013	2012
Risk free interest rate	--	--	2.09% - 2.30%
Expected life (years)	--	--	5.0
Expected volatility	--	--	108% - 113%
Fair value per option granted	--	--	$1.30 - $1.70

24

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

12.	Share Capital (Continued)

The following table summarizes information on stock options outstanding at March 31, 2014:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$3.80 $2.20 $1.60	417,500 60,000 40,000	1.93 years 2.17 years 2.23 years
	517,500	1.98 years

A summary of the changes in stock options for the years ended March 31, 2014 and March 31, 2013 is presented in the following table:

	Number of Shares	Weighted Average Exercise Price ($)
Balance, March 31, 2012	1,138,650	3.20
Expired	(115,150)	5.00
Cancelled/forfeited	(100,000)	3.80
Balance, fully vested and exercisable at March 31, 2013	923,500	2.90
Expired	(136,000)	1.20
Cancelled/forfeited	(270,000)	2.68
Balance, fully vested and exercisable at March 31, 2014	517,500	3.44

Warrants

As at March 31, 2014, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
10,300,000

A summary of the changes in warrants for the year ended March 31, 2014 and the year ended March 31, 2013 is presented below:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, March 31, 2012	5,040,850	2.20
Exercised	(269,767)	1.60
Repriced and Extended	(2,411,400)	2.40
Repriced and Extended	2,411,400	1.00
Expired	(1,056,083)	1.90
Balance, March 31, 2013	3,715,000	1.50
Issued	10,300,000	0.25
Expired	(3,715,000)	1.50
Balance, March 31, 2014	10,300,000	0.25

25

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

12.	Share Capital (Continued)

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 2,411,400 warrants from $2.40 to $1.00 and extended the exercise period from December 21, 2012 to December 20, 2013. The expiry date of an additional 1,303,600 warrants held by insiders were extended from December 21, 2012 to December 20, 2013. The warrant modification was valued at $166,320, using the Black-Scholes model with the following assumptions: stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02. These warrants expired, unexercised, during the year ended March 31, 2014.

Loss Per Share

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of potentially dilutive shares. The potentially dilutive stock options and share purchase warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	Years ended March 31,
	2014	2013	2012

Issued shares beginning of year	15,534,059	15,264,292	14,946,435
Weighted average issuances	4,379,725	77,488	265,023
Basic weighted average common shares, end of year	19,913,784	15,341,780	15,211,458

13.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico. The majority of investment income is earned in Canada. Segmented assets by geographical location are as follows:

Statement of Financial Position March 31, 2014	Canada	Mexico	Total
Total Assets	$ 103,776	$ 31,200	$ 134,976
Current Assets	$ 56,065	$ 11,798	$ 67,863
Long-term Assets	$ 47,711	$ 19,402	$ 67,113

26

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

13.	Segmented Information (Continued)

Statement of Financial Position March 31, 2013	Canada	Mexico	Total
Total Assets	$ 214,465	$ 46,164	$ 260,629
Current Assets	$ 196,901	$ 30,034	$ 226,935
Long-term Assets	$ 17,564	$ 16,130	$ 33,694

Segmented expenses by geographical location are as follows:

Year ended March 31, 2014	Canada	Mexico	Total
Exploration and evaluation costs	$ 183,720	$ 299,835	$ 483,555
Other expenses	766,569	--	766,569
Total expenses	$ 950,289	$ 299,835	$ 1,250,124
Year ended March 31, 2013	Canada	Mexico	Total
Exploration and evaluation costs	$ 368,265	$ 348,921	$ 717,186
Other expenses	1,065,240	--	1,065,240
Total expenses	$ 1,433,505	$ 348,921	$ 1,782,426
Year ended March 31, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$ 236,221	$ 2,526,898	$ 2,763,119
Other expenses	2,160,089	--	2,161,089
Total expenses	$ 2,397,310	$ 2,526,898	$ 4,924,208

14.	Income Taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2014	2013	2012
Loss for the year	$ 1,200,000	$ 1,795,000	$ 4,883,000
Statutory tax rate	26%	25%	26.13%
Expected income tax recovery	312,000	453,000	1,276,000
Decrease to income tax recovery due to:
Non-deductible permanent differences	--	(96,000)	(183,000)
Deferred tax assets not recognized	(732,000)	(443,000)	(1,061,000)
Tax rate change and other	420,000	86,000	(32,000)
Income tax recovery	$ --	$ --	$ --

The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2014	March 31, 2013
Mineral property interests	$ 2,593,000	$ 2,471,000
Share issue costs	31,000	59,000
Equipment	87,000	84,000
Operating losses carried forward	4,603,000	3,968,000
Total deferred tax assets	7,314,000	6,582,000
Valuation allowance for deferred tax assets	(7,314,000)	(6,582,000)
	$ --	$ --

27

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

14.	Income Taxes (Continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $9,630,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,108,000
2034	926,000
Total	9,630,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $6,997,000 expiring at various dates until 2024, available to offset future Mexican-source income.

The Company has resource pools of approximately $9,975,000 to offset future taxable income. The tax benefit of these amounts is available to be carried forward indefinitely.

15.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. Cash and short-term investments are designated as fair value through profit or loss and are measured at fair value. Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable, accounts payable and accrued liabilities and accounts payable, related parties approximate their carrying values at March 31, 2014, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at March 31, 2014 and 2013 and categorized into levels of the fair value hierarchy:

		March 31, 2014		March 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash	1	$29,350	$29,350	$79,464	$79,464
Short-term investments	1	10,069	10,069	100,043	100,043
Accounts payable and accrued liabilities	2	146,720	146,720	221,072	221,072
Accounts payable, related parties	2	325,791	325,791	257,472	257,472

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2014 and 2013.

28

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

15.	Financial Instruments and Risk Management (Continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	March 31, 2014	March 31, 2013
Cash	$ 29,350	$ 79,464
Short-term investments	10,069	100,043
	$ 39,419	$ 179,507

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant. The financial assets that potentially subject the Company to credit risk are any receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at March 31, 2014 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. During the year ended March 31, 2013, the Company issued 269,767 common shares for gross proceeds of $404,650, from the exercise of warrants. The Company’s subsidiary received $464,432 in foreign value-added taxes during the year ended March 31, 2013.

During the year ended March 31, 2014, the Company completed a share consolidation on the basis of ten pre-consolidation common shares for one post-consolidation common share. The Company closed, in two tranches, a non-brokered private placement of units of the Company at a price of $0.10 per unit (post-consolidation) by issuing an aggregate of 10,300,000 units for gross proceeds of $1,030,000. The Company also received $50,000 for the sale of the Wine Property, Manitoba and a $20,000 non-interest bearing loan from Lang Mining to help fund operations. The majority of the cash received was used to pay off the majority of the current liabilities, severance and arrears salaries to the previous President and CEO, and severance to Mexican employees. Further information regarding liquidity risk is set out in Note 1.

The Company’s financial assets are comprised of its cash, short-term investments, and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at March 31, 2014 and 2013 are summarized as follows:

29

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

15.	Financial Instruments and Risk Management (Continued)

	March 31, 2014	March 31, 2013
Cash	$ 29,350	$ 79,464
Short-term investments	10,069	100,043
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less Due to related parties with contractual maturities - Within 90 days or less	(146,720) (325,791)	(221,072) (257,472)

Interest rate risk

The Company has no significant exposure at March 31, 2014 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At March 31, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2014	March 31, 2013
U.S. Dollars
Cash	$ 10,160	$ 3,762
Accounts payable and accrued liabilities	(9,707)	(17,777)
Mexican Pesos
Cash	2,063	27,102
Value-added taxes recoverable	16,857	11,806
Accounts payable and accrued liabilities	(69,223)	(3,219)

Based on the above net exposures at March 31, 2014, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $453 (March 31, 2013 - $1,402) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $50,303 (March 31, 2013 – $3,569) in the Company’s loss from operations.

30

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012

(Expressed in Canadian dollars)

15.	Financial Instruments and Risk Management (Continued)

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2014. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company. As at March 31, 2014 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

16.	Management of Capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	March 31, 2014	March 31, 2013
Equity (deficiency) is comprised of:
Share capital	$ 33,755,285	$ 33,066,916
Share subscription	50,000	--
Warrant reserve	341,631	2,174,973
Share-based payments reserve	1,376,550	2,022,465
Deficit	(35,861,001)	(37,482,269)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the year ended March 31, 2014. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

17.	Subsequent Event

The Company has received an additional $150,000 towards a private placement share subscription from an insider of the Company. The subscription is for 1,500,000 units of the Company at a price of $0.10 per unit. Each unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing.

31